US Parts Online Inc.

2360 Corporate Circle Suite 400

Henderson, NV 89074

August 15, 2012

United States

Securities and Exchange Commission

Washington, DC 20549

Re: US Parts Online Inc.’s - Registration Statement on Form S-1

Amendment No. 3

Filing No. 333-179765

Dear: Max A. Webb

In response to your letter dated July 27, 2012 which included comments regarding our registration statement, we have prepared the following responses:

General

Comment: 1

It appears from your disclosure that you are a “shell company” as defined by Securities Act Rule 405. Please disclose that you are a shell company or provide us with your analysis why you do not fit the definition of “shell company.”

Response: The Registrant does not believe that it is a “shell company” as described under Rule 405 of Regulation C under the Securities Act of 1933, as amended.  Rule 405 of Regulation C defines a “shell company” as a registrant that has: (1) no or nominal operations; and (2) either (i) no or nominal assets; assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

Specifically, the Registrant does not believe that it can be classified as having “no or nominal operations”.  From inception, the Registrant’s management has devoted a significant amount of time to the development of the Registrant’s business.  In furtherance of the Registrant’s planned business, the Registrant’s management developed a business plan, investigated the demand for auto parts in the European market, executed storage and shipping agreements as stated in the S-1. US Parts Online Inc. put up a deposit of $3,000 for salvaged car. The Registrant does not believe that such activities and the various other activities it has undertaken in the furtherance of its planned business that it can be classified as having “no or nominal operations”.

Comment: 2

Refer to comment 8 of our letter dated March 21, 2012 and comment 3 of our letter dated June 11, 2012. As previously requested, please disclose the implied aggregate market price of your common stock based upon the proposed offering price of $0.01 per share as of your most recent balance sheet date in the paragraph on page 4 in the overview section in which you state your stockholders’ deficit.

Response: We have disclosed the implied market price of our common stock based upon the proposed offering price of 0.01 and the outstanding common shares of 5,000 as: $50,000.

Prospectus summary, page 6

Comment: 3

Please disclose your cash on hand as of the most recent practicable date here and in your MD&A.

Response: We have disclosed our cash on hand as of the most recent practicable date in Prospectus summary and in our MD&A.

Description of Business, page 25

Product, page 30

Comment: 4

We note your response to prior comment 7. Please disclose the estimated number of U.S. manufactured cars imported to Europe and your basis for such estimate.

Response: We have added the following discussion: There is no official data to get an estimate of number of US manufactured cars imported to Europe.  However, from our unofficial observation we have noticed that most car dealers sell at least two to four US made cars per month. However we were not able to find official data for this information either.

Comment: 5

We note your response to prior comment 10. Please provide us with your basis for the amounts disclosed in the fourth paragraph of page 32.

Response: We have disclosed that the amounts are based on estimated prices taken from average used parts prices selling on websites such as www.car-part.com.

Exhibit 99.3

Comment: 6

The language “[e]ach of the undersigned further warrants that he/she has read and understood the attached prospectus” represents an inappropriate disclaimer. Please revise and refile the subscription agreement accordingly.

Response: We have deleted the language “[e]ach of the undersigned further warrants that he/she has read and understood the attached prospectus “and refilled the subscription agreement.

Please direct any further comments or questions you may have to the company's attorney:

J.M. Walker & Associates

 Attorneys At Law

7841 South Garfield Way

Centennial, CO 80122

Phone 303-850-7637

Thank you.

Sincerely,

/s/ Dmitrijs Podlubnijs

DMITRIJS PODLUBNIJS